Exhibit 99.194

www.nextechar.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of the shareholders of NexTech AR Solutions Corp. (the “Company”) will be held at 10:00 a.m. (Pacific Daylight Time) on Thursday, AUGUST 27, 2020 for the following purposes:

1.	to receive the financial statements of the Company for the seven months ended December 31, 2019, together with the report of the auditor thereon;

2.	to fix the number of directors of the Company at four (4);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Dale Matheson Carr-Hilton Labonte LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditor; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment or postponement thereof.

The Meeting will be deemed to be held at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada; however, the Meeting will be held in virtual only format, which will be conducted via telephone conference. You will not be able to attend the Meeting in person. Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 1-877-407-2991 (Event 14) (toll-free in Canada and the United States) or 201-389-0925 (Event 14) (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographic location.

Accompanying this Notice of Meeting is an Information Circular, a form of Proxy, and a financial statements request card whereby shareholders can request to be added to the Company’s supplemental mailing list. The Information Circular provides more detailed information relating to the matters to be addressed at the Meeting and forms part of this Notice.

The Board of Directors has fixed the close of business on July 24, 2020 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his/her stead. If you are unable to attend the Meeting via telephone conference, or any adjournment or postponement thereof, please complete, date, sign, and return the enclosed form of Proxy in accordance with the instructions set out in the notes to the Proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 24th day of July, 2020.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	“Evan Gappelberg”
Chief Executive Officer

These shareholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

NEXTECH AR SOLUTIONS CORP.

c/o 1200 -750 West Pender Street

Vancouver, British Columbia V6C 2T8

MANAGEMENT INFORMATION CIRCULAR

AS AT JULY 24, 2020

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by management of NexTech AR Solutions Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (“Shareholders”) to be held at 10:00 a.m. (Pacific Daylight Time) on Thursday, August 27, 2020 and any adjournment or postponement thereof, for the purposes set forth in the attached Notice of Annual General Meeting. In order to comply with measures imposed by the federal and provincial governments related to the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, and other stakeholders, unless we advise otherwise by way of news release and on our website (www.nextechar.com), the Meeting will be held in virtual only format, which will be conducted via telephone conference. Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 1-877-407-2991 (Event 14) (toll-free in Canada and the United States) or 201-389-0925 (Event 14) (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographic location. Except where otherwise indicated, the information contained herein is stated as of July 24, 2020.

In this Information Circular, references to the “Company” and “we” refer to NexTech AR Solutions Corp. “Common Shares” means common shares without par value in the capital of the Company. “Registered Shareholders” means Shareholders whose names appear on the records of the Company as the registered holders of Common Shares. “Non-Registered Shareholders” means Shareholders who do not hold Common Shares in their own name. “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged to send meeting materials directly to Registered Shareholders, as well as Non-Registered Shareholders who have consented to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (non-objecting beneficial owners). We have not arranged for Intermediaries to forward the meeting materials to Non-Registered Shareholders who have objected to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (objecting beneficial owners). As a result, objecting beneficial owners will not receive the Information Circular and associated meeting materials unless their Intermediary assumes the costs of delivery.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are officers of the Company or solicitors for the Company. If you are a Registered Shareholder, you have the right to attend the meeting or vote by proxy and to appoint a person or company other than the person designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

If you are a Registered Shareholder you may wish to vote by proxy whether or not you are able to attend the Meeting by teleconference. Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form of Proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), in accordance with the instructions on the Proxy.

In all cases you should ensure that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Every Proxy may be revoked by an instrument in writing:

(i)	executed by the Shareholder or by his/her attorney authorized in writing or, where the Shareholder is a company, by a duly authorized officer or attorney of the company; and

(ii)	delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, at which the Proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf. If you are a Non-Registered Shareholder, see “Voting by Non-Registered Shareholders” below for further information on how to vote your Common Shares.

Exercise of Discretion by Proxyholder

If you vote by proxy, the persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(i)	each matter or group of matters identified therein for which a choice is not specified;

(ii)	any amendment to or variation of any matter identified therein;

(iii)	any other matter that properly comes before the Meeting; and

(iv)	exercise of discretion of the proxyholder.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. Management is not currently aware of any other matters that could come before the Meeting.

Voting by Non-Registered Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. as nominee for The Canadian Depositary for Securities Limited (which acts as depositary for many Canadian brokerage firms and custodian banks), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks).

If you have consented to disclosure of your ownership information, you will receive a request for voting instructions from the Company (through Computershare). If you have declined to disclose your ownership information, you may receive a request for voting instructions from your Intermediary if they have assumed the cost of delivering the Information Circular and associated meeting materials. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. However, most Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

If you are a Non-Registered Shareholder, you should carefully follow the instructions on the voting instruction form received from Computershare or Broadridge in order to ensure that your Common Shares are voted at the Meeting. The voting instruction form supplied to you will be similar to the Proxy provided to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.

The voting instruction form sent by Computershare or Broadridge will name the same persons as the Company’s proxy to represent you at the Meeting. Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you (who need not be a Shareholder), may attend at the Meeting as Proxyholder for your Intermediary and vote your Common Shares in that capacity. To exercise this right to attend the meeting or appoint a Proxyholder of your own choosing, you should insert your own name or the name of the desired representative in the blank space provided in the voting instruction form. Alternatively, you may provide other written instructions requesting that you or your desired representative attend the Meeting as Proxyholder for your Intermediary. The completed voting instruction form or other written instructions must then be returned in accordance with the instructions on the form.

If you receive a voting instruction form from Computershare or Broadridge, you cannot use it to vote Common Shares directly at the Meeting. The voting instruction form must be completed as described above and returned in accordance with its instructions well in advance of the Meeting in order to have the Common Shares voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s seven months ended December 31, 2019; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person as listed in (a) or (b).

RECORD DATE AND QUORUM

The board of directors (the “Board”) of the Company has fixed the record date for the Meeting as the close of business on July 24, 2020 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote their Common Shares at the Meeting, except to the extent that any such Shareholder transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not less than ten (10) days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case, only such transferee shall be entitled to vote such Common Shares at the Meeting.

Under the Company’s articles, the quorum for the transaction of business at a meeting of Shareholders is one person who is a Shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of Shareholders, present in person or by Proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the Record Date there were 70,121,048 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, the Shareholders who beneficially own, or exercise control or direction, directly or indirectly, Common Shares carrying 10% or more of the votes attached to Common Shares are:

Name	Number of Common Shares Owned, or Controlled or Directed, Directly or Indirectly(1)	Approximate Percentage of Total Outstanding Common Shares
Evan Gappelberg	8,568,328	12.22%

Note:

(1)	The above information was derived from the shareholder list maintained by the Company’s registrar and transfer agent, or from insider and beneficial ownership reports available at www.sedi.com and www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company’s directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting and discussed below.

Presentation of Financial Statements

The consolidated financial statements of the Company for the seven months ended December 31, 2019 together with the auditors’ reports thereon, will be placed before the Meeting. The Company’s financial statements are available on the System of Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Election of Directors

The Company proposes to fix the number of directors of the Company at four (4) and to nominate the persons listed below for election as directors. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the Common Shares represented by Proxy for the election of any other person or persons as directors.

The following table sets out the names of the management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of Common Shares which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position within the Company	Director Since	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Discretion is Exercised(1)	Principal Occupation(1)
Evan Gappelberg Director and Chief Executive Officer New York, USA	January 12, 2018	8,568,328	CEO of the Company since January 12, 2018; Managing director at Atlas Advisors, LLC, an independent investment advisory and money management firm that offers small cap companies consulting services
Paul Duffy(2)(3) Director and President Ontario, Canada	February 8, 2018	3,180,416	President of the Company since June 14, 2018; Co-Founder, Chief Architect & UX Officer of ARHT Media Inc
Belinda Tyldesley(2)(3) Director and Corporate Secretary Ontario, Canada	March 26, 2018	281,937	Corporate Secretary of the Company since March 26, 2018; President of Closing Bell Services, a consulting company providing corporate secretarial services.
Ori Inbar(2) Director New York, USA	July 28, 2020	Nil	Founder of AugmentedReality.org; Co-founder and former CEO of Ogmento (renamed Flyby Media - Acquired by Apple).

Notes:

(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above have held the principal occupation or employment indicated for at least the five preceding years.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.

To the knowledge of the Company, no proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director or executive officer;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

For the purposes of subsection (a) above, “order” means:

(i)	a cease trade order;

(ii)	an order similar to a cease trade order; or

(iii)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.

Appointment of Auditor

Management is recommending that Shareholders vote to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (“DMCL”) of 1140 W Pender St #1500-1700, Vancouver, BC V6E 4G1, as the Company’s auditor and to authorize the directors to fix their remuneration. DMCL was first appointed auditors of the Company on March 8, 2018.

OTHER BUSINESS

As of the date of this Information Circular, management of the Company knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Common Shares represented by the Proxy.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the chief executive officer of the Company (“CEO”) during any part of the most recently completed financial year;

(b)	the chief financial officer of the Company (“CFO”) during any part of the most recently completed financial year;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

As at the end of the Company’s seven months ended December 31, 2019, the Company had three NEOs, whose names and positions held within the Company are set out in the summary compensation table below.

Director and Named Executive Officer Compensation

The following table is a summary of compensation (excluding compensation securities) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each NEO and director for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company, for the Company’s seven months ended December 31, 2019 and financial year ended May 31, 2019.

Table of compensation excluding compensation securities
Name and position	Year Ended	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Evan Gappelberg(1)	Dec. 31, 2019(8)	166,973	Nil	Nil	Nil	Nil	166,973
CEO & Director	May 31, 2019	196,862	Nil	Nil	Nil	Nil	196,862
Kashif Malik(2) CFO	Dec. 31, 2019(8)	64,000	Nil	Nil	Nil	Nil	64,000
Paul Duffy (3)	Dec. 31, 2019(8)	92,030	Nil	Nil	Nil	Nil	92,030
President & Director	May 31, 2019	188,250	Nil	Nil	Nil	Nil	188,250
Belinda Tyldesley(4)	Dec. 31, 2019(8)	Nil	Nil	Nil	Nil	16,814	16,814
Director & Corporate Secretary	May 31, 2019	5,261	Nil	Nil	Nil	13,565	18,826
David Miles (5)	Dec. 31, 2019(8)	Nil	Nil	Nil	Nil	58,216	58,216
Former CFO	May 31, 2019	Nil	Nil	Nil	Nil	119,000	119,000
Reuben Tozman(6)	Dec. 31, 2019(8)	80,665	Nil	Nil	Nil	Nil	80,665
Former Director	May 31, 2019	201,663	Nil	Nil	Nil	Nil	201,663
William Gildea(7)	Dec. 31, 2019(8)	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	May 31, 2019	5,261	Nil	Nil	Nil	Nil	5,261

Notes:

(1)	Mr. Gappelberg has a consulting agreement with the Company effective January 1, 2019. Mr. Gappelberg was appointed to the board of directors and as the Company’s CEO on January 12, 2018.
(2)	Mr. Malik was appointed as the Company’s CFO on October 10, 2019.
(3)	Mr. Duffy has a consulting agreement effective January 2019. Mr. Duffy was appointed to the board of directors on February 8, 2018 and as the Company’s President on June 14, 2018.
(4)	Ms. Tyldesley received $13,565 in the year ended 2019 for her services rendered to the Company as Corporate Secretary.
(5)	Mr. Miles was appointed as the Company’s CFO on March 26, 2018 and resigned as the CFO on October 10, 2019. $119,000 for the period ended May 31, 2019 and $58,216 for the period ended December 31, 2019 was invoiced by Seabord Services Corp., a service company that provides CFO, accounting and other services. Mr. Miles did not receive any compensation directly from the Company. Mr. Miles resigned as the CFO on October 10, 2019.
(6)	Mr. Tozman has a consulting agreement effective July 2019. Mr. Tozman was appointed to the board of directors on February 8, 2018 and as the Company’s Chief Operating Officer on June 14, 2018 and resigned as a director and officer effective October 10, 2019.
(7)	Mr. Gildea served as a director from January 12, 2018 and resigned on August 1, 2019.
(8)	The seven months ended December 31, 2019.

Stock options and other compensation securities

The following table provides information on all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in the seven months ended December 31, 2019 for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries.

Compensation Securities
Name and position	Type of compens ation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Evan Gappelberg(1) CEO & Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kashif Malik(2) CFO	Stock Options	650,000	Oct .10, 2019	$0.84	$0.80	$1.88	Oct. 10, 2022
Paul Duffy (3) President & Director	Stock Options	125,000	Aug. 19, 2019	$0.75	$0.70	$1.88	Aug. 19, 2022
Belinda Tyldesley(4) Director & Corporate Secretary	N/A	N/A	N/A	N/A	N/A	N/A	N/A
David Miles (5) Former CFO	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Reuben Tozman(6) Former Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	As at December 31, 2019, Mr. Gappelberg held 60,000 stock options exercisable at a price of $0.25 per share until November 2, 2021
(2)	As at December 31, 2019, Mr. Malik held 650,000 stock options exercisable at a price of $0.84 per share until October 10, 2022.
(3)	As at December 31, 2019, Mr. Duffy held 60,000 stock options exercisable at a price of $0.25 per share until November 2, 2021, 125,000 stock options exercisable at a price of $0.75 per share until August 19, 2022.
(4)	As at December 31, 2019, Ms. Tyldesley 60,000 stock options exercisable at a price of $0.25 per share until November 2, 2021.
(5)	Mr. Miles was appointed as the Company’s CFO on March 26, 2018 and resigned as the CFO on October 10, 2019. As at December 31, 2019, Mr. Miles held Nil options exercisable.
(6)	As at December 31, 2019, Mr. Tozman held 940,000 stock options exercisable at a price of $0.29 per share until November 1, 2021. Mr. Tozman was appointed to the board of directors on February 8, 2018 and as the Company’s Chief Operating Officer on June 14, 2018 and resigned as a director and officer effective October 10, 2019.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised)	Exercise price per security	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
David Miles(1) Former CFO	Stock Options	80,000	$0.25	Nov. 22, 2019	$2.46	$(2.21)	$196,800

Note:

(1)	Mr. Miles was appointed as the Company’s CFO on March 26, 2018 and resigned as the CFO on October 10, 2019. As at December 31, 2019, Mr. Miles held Nil options exercisable.

Stock option plans and other incentive plans

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) was approved by the Shareholders at the annual general and special meeting of the Shareholders held on November 13, 2019. The purpose of the Stock Option Plan is to advance the interests of the Company and its shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Compensation Committee, which determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

Terms of the Stock Option Plan

The following summary of the material terms of the Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to the Stock Option Plan.

Eligible Optionees. Under the Stock Option Plan, the Company can grant options (the “Options”) to acquire common shares of the Company (the “Common Shares”) to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options.

Maximum Term of Options. The term of any Options granted under the Plan is fixed by the Board and may not exceed ten years from the date of grant.

Exercise Price. The exercise price of Options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Company’s Common Shares on the Canadian Securities Exchange (the “Exchange”) on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee or consultant of the Company, unless such cessation is on account of death or disability. If such cessation is on account of death or disability, the Options terminate one year from the date of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

Board Discretion. The Stock Option Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

Employment, consulting and management agreements

Other than as disclosed below, the Company does not have any agreement under which compensation was provided during the seven months ended December 31, 2019 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or a NEO, or performed by any other party but are services typically provided by a director or a NEO.

The Company entered into a services agreement with Evan Gappelberg effective as of December 5, 2019 pursuant to which Mr. Gappelberg agreed to provide CEO related duties to the Company. In consideration for his services the Company agreed to pay Mr. Gappelberg an amount of US$25,000 per month payable in cash and/or Common Shares of the Company at his option. This agreement has a two year term, but may be terminated at any time with 7 days prior written notice.

The Company entered into a services agreement with Moonshot Inc. (“Moonshot”), a company controlled by Paul Duffy, effective as of December 5, 2019 pursuant to which Moonshot agreed to provide services to the Company. In consideration for its services the Company agreed to pay Moonshot an amount of $20,000 per month payable in cash and/or Common Shares of the Company at Moonshot’s option. This agreement has a two year term, but may be terminated at any time with 7 days prior written notice.

The Company entered into a services agreement with Stratera Ventures Inc. (“Stratera”), a company controlled by Kashif Malik, effective as of September 17, 2019 pursuant to which Stratera agreed to provide services in the capacity of a CFO to the Company. In consideration for its services the Company agreed to pay Stratera an amount of $12,000 per month plus applicable taxes in cash and $8,000 in Common Shares per month with a performance bonus to be determined at a later date. Effective December 5, 2019, the Company and Stratera agreed that the monthly fee would be payable in cash and/or Common Shares of the Company at Stratera’s option. This agreement has a one year term and the Company must provide three months’ written notice to terminate this agreement for reasons other than non-performance or a material breach of the agreement.

The Company entered into a services agreement with Belinda Tyldesley, doing business as Closing Bell Services, effective as of December 5, 2019 pursuant to which Ms. Tyldesley agreed to provide services required as Corporate Secretary of the Company. In consideration for her services the Company agreed to pay Ms. Tyldesley an amount of $110 per hour payable in cash and/or Common Shares of the Company at her option. This agreement has a two year term, but may be terminated at any time with 7 days prior written notice.

Effective July 2019, the Company entered into a consulting agreement with Reuben Tozman for an annual amount of $219,996 to be paid in equal regular monthly payments for services rendered as Chief Operating Officer. Mr Tozman resigned as Chief Operating Officer and as a director effective October 10, 2019 and the agreement was terminated.

The Company is not party to any contracts, and have not entered in to any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment (whether voluntary, involuntary or constructive) with the Company or one of its subsidiaries;
(b)	a change of control of the Company or one of its subsidiaries; or
(c)	a change in the director, officer or employee’s responsibilities.

Oversight and description of director and named executive officer compensation

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar technology companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation committee’s (the “Compensation Committee”) role and philosophy is to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The current members of the Compensation Committee are Paul Duffy and Belinda Tyldesley. Mr. Reuben Tozman resigned as a director of the Company effective October 10, 2019 and previously was a member of the Company’s Compensation Committee. The Company may appoint a third member to the Compensation Committee after the Meeting. The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company and to set stock based compensation; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation Committee, which is attached as Schedule “A” to this Circular.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning the interests of these executives with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary and stock options. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

See “Director and named executive officer compensation” above for a description of the compensation awarded to each NEO during the seven months ended December 31, 2019. Compensation for the most recently completed financial period should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company’s financial resources and prospects.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the seven months ended December 31, 2019 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Stock Option Plan)	6,050,925	$0.52	1,581,925
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	6,050,925	-	1,581,925

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, proposed nominees for election as directors and their associates, or any former executive officers, directors and employees of the Company or any of its subsidiaries, is, as at the date of this Information Circular, or has been at any time during the seven months ended December 31, 2019, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below, since the commencement of the Company’s seven months ended December 31, 2019, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Certain directors and/or officers of the Company have subscribed for Common Shares pursuant to the private placement financings of the Company. In addition, certain directors and/or officers of the Company have been granted stock options under the Company’s Stock Option Plan and have been issued common shares in consideration for their services.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not to any substantial degree performed by anyone other than by the directors or executive officers of the Company or subsidiary.

STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and charged with the day-to-day management of the Company. The Canadian Securities Administrators (“CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The composition of the Board currently consists of four members: Evan Gappelberg, Paul Duffy, Belinda Tyldesley and Ori Inbar. It is proposed that all four individuals be nominated for election at the Meeting.

Of the proposed nominees, two directors, Evan Gappelberg (CEO) and Paul Duffy (President), are not considered to be independent for purposes of membership on the Board. For this purpose, a director is independent if he has no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment.

Other Directorships

The following table sets forth the directors of the Company who are directors of other reporting issuers as of the date hereof:

Name	Name of other reporting issuer
Evan Gappelberg	N/A
Paul Duffy	N/A
Belinda Tyldesley	N/A
Ori Inbar	N/A

Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company’s business, current projects, reports on operations and results, public disclosure filings by the Company, reports on and industry, and the responsibilities of directors. With respect to continuing education, Board meetings may include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Board monitors compliance with the Code through the Chair of the Audit Committee and the Chief Executive Officer. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation.

The Code also requires each director, officer, employee and consultant of the Company to fully disclose in writing his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such an interest has been disclosed, the Chair of the Audit Committee or Board will determine what course of action should be taken.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website.

The Company requires any director or officer who has a material interest in an entity which is a party to a proposed or actual material contract or transaction with the Company to disclose the nature and extent of such interest in writing to the Company, or at a meeting of directors. Directors are also required to comply with the Company’s “Securities Trading Policy” and “Code of Business Ethics and Conduct”.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects and timing. Prospective directors are not approached until consensus is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation

The members of the Compensation Committee are Paul Duffy and Belinda Tyldesley. Reuben Tozman resigned as Chief Operating Officer and as a director of the Company effective October 10, 2019, and previously was a member of the Company’s Compensation Committee. The Company may appoint a third member to the Compensation Committee after the Meeting.

The members of the Compensation Committee reviewed the consulting agreement from Evan Gappelberg and the Board unanimously agreed to the terms in the agreement. The Board has decided not to pay director fees at this time.

Board Committees

The Board has no committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditor, as set forth in the following.

Audit Committee Disclosure

Pursuant to Section 224(1) of the British Columbia Business Corporations Act and NI 52-110 the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by: (a) reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders; (b) reviewing the systems for internal corporate controls which have been established by the Board and management; and (c) overseeing the Company’s financial reporting processes generally. In meeting these responsibilities, the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of external auditors and provides an avenue of communication between the external auditors, senior management and the Board. The Audit Committee is also mandated to review and approve all material related party transactions.

Composition of the Audit Committee

The Company’s current Audit Committee consists of Paul Duffy, Belinda Tyldesley and Ori Inbar.

Each member of the Audit Committee, other than Mr. Duffy, is considered to be independent. In addition, each member of the Audit Committee is considered to be financially literate as defined by NI 52-110 in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee are elected by the Board at its first meeting following the annual Shareholders’ meeting. Unless a Chair is elected by the full Board, the members of the Audit Committee designate a Chair by a majority vote of the full Audit Committee membership.

Relevant Education and Experience

All members of the audit committee have:

●	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and provisions;
●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and
●	an understanding of internal controls and procedures for financial reporting.

The relevant education and/or experience of each member of the Audit Committee is described below:

Paul Duffy – Mr. Duffy is the creator of the HumaGram and inventor of the patent for Holographic Telepresence over the Internet (TOIP), Mr. Duffy is a serial entrepreneur with over 25 years of experience in successfully starting, expanding, diversifying and selling global technology companies. Mr. Duffy co-founded Corporate Communications Interactive (CCI) in 1992 and grew it to one of the largest online learning and communication companies in North America. With clients such as AT&T, GE, IBM, Microsoft, Pearson Education and Manulife Financial, CCI was sold to SkillPath Seminars in 2003. Mr. Duffy is also a former member of the Board of Governors for the Michener Institute for Applied Health Sciences, and holds a Bachelor of Science in Applied Computer Science from Ryerson University.

Belinda Tyldesley - Ms. Tyldesley is the President of Closing Bell Services, a consulting company that provides corporate secretarial services. Ms. Tyldesley has extensive experience with regulatory compliance, legal assistance and secretarial services. Ms. Tyldesley holds an Associate Diploma in Business Legal Practice from Holmesglen College in Melbourne, Australia.

Ori Inbar – Mr. Inbar is a world-leading expert in the Augmented Reality (“AR”) industry and has devoted the past decade to fostering the AR ecosystem as an entrepreneur, ecosystem builder, advisor and investor. He is the Founder and Managing Partner for Super Ventures Fund and CEO of Augmented Reality.Org, the organization he co-founded in 2010 to advance the AR ecosystem. In this role he leads worldwide operations for Augmented World Expo (AWE), the largest global conference and event series for AR and VR with over 10,000 attendees worldwide. In 2009, Ori was the Co-founder and CEO of Ogmento (aka Flyby Media - acquired by Apple to be the foundation for ARKit). Previously, as Senior Vice President at SAP, Ori grew the SAP Netweaver platform from a concept to a billion dollar business. He led the development and launch of dozens of products and business applications including the world’s leading enterprise portal, which in 2001 was acquired by SAP for $400 Million.

The Audit Committee’s Charter

The Company has adopted a Charter of the Audit Committee of the Board of Directors, a copy of which is attached as Schedule “B”.

Audit Committee Oversight

Since the commencement of the Company’s seven months ended December 31, 2019, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s seven months ended December 31, 2019, the Company has not relied on the exemptions contained in sections 2.4, 6.1.1(4), (5) or (6), or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 6.1.1(4), (5) and (6) provide exemptions in certain circumstances from the requirement that a majority of the members of the Audit Committee must not be executive officers, employees or control persons of the venture issuer. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject period. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal periods, by category, are as follows:

Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Seven months ended December 31, 2019	$50,000	Nil	Nil	Nil
Financial Year ended May 31, 2019	$75,000	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of NI 52-110.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the seven months ended December 31, 2019, and available online at www.sedar.com. Shareholders may request copies by mail to NexTech AR Solutions Corp., c/o Suite 1200 – 750 West Pender Street, Vancouver, BC, V6C 2T8, Canada.

DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board.

ON BEHALF OF THE BOARD OF DIRECTORS

“Evan Gappelberg”
Evan Gappelberg
Chief Executive Officer

NEXTECH AR SOLUTIONS CORP.

Schedule “A”

Compensation Committee Charter

1.	Constitution

There shall be a committee of the board of directors (the “Board”) of NexTech AR Solutions Corp. (the “Company”), to be known as the Compensation Committee (the “Committee”).

2.	Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight role relating to human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation. The Committee shall prepare or receive reports and make recommendations to the Board on matters that include:

a)	compensation of the Company’s senior management;

b)	stock options granting procedures;

c)	employee benefits;

d)	employee pension plans;

e)	directors’ compensation; and

f)	such other matters as may be determined by the Board.

3.	Membership

The Committee shall consist of three or more members of the Board, and to the extent possible and if practicable the majority of whom, the Board have determined, has no material relationship with the Company and each of whom is otherwise “independent” as defined by National Instrument 52-110 Audit Committees.

The members of the Committee shall be appointed or reappointed at a meeting of the Board to be held immediately following the annual general meeting of shareholders (the “AGM”), and in the normal course of business will serve until the close of the subsequent meeting of shareholders. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of the Board’s failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman to the extent possible, shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

4.	Operations

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

5.	Specific Duties

a)	the Committee shall review and make recommendations to the Board at least annually regarding the following:

b)	the appointment, performance, succession and remuneration of executive officers;

c)	the Company's succession and leadership plans at the executive officer level;

d)	corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of the performance of the CEO in light of those goals and objectives, and the CEO’s compensation level based on this evaluation;

e)	remuneration and compensation policies, including short and long-term incentive compensation plans, such as stock option and share bonus grants in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost;

f)	the granting of stock options to directors, officers and other key employees and consultants of the Company;

g)	all other remuneration matters, including severance or similar termination payments proposed to be made to any current or former member of senior management of the Company;

h)	in consultation with management, ensure that the Company’s disclosure with respect to executive compensation matters is full, true and complete, prior to its public release; and

i)	prepare and issue the reports required under “Committee Reports”.

The Committee shall have such other powers and duties as delegated to it by the Board.

6.	Committee Reports

The Committee shall produce a summary of the actions taken at each Committee meeting or a report of resolutions approved, which shall be presented to the Board at the subsequent Board meeting.

7.	Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including retaining and compensating such independent advisors as it may deem necessary or advisable to fulfill its duties, without seeking approval of the Board or management. The expenses related to such engagement shall be funded by the Company.

With respect to compensation consultants retained to assist in the evaluation of director, or senior management compensation, this authority shall be vested solely in the Committee.

8.	Access to Information

In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution to the Committee’s obligations and shall discuss with the Chief Executive Officer such records and other matters considered appropriate.

Adopted by the Board of Directors of NexTech AR Solutions Corp. on September 24, 2019.

NEXTECH AR SOLUTIONS CORP.

Schedule “B”

Audit Committee Charter

Mandate

The primary function of the audit committee (“Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review certification process for certificates required under Multilateral Instrument 52-109.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)	Review any related party transactions.

(b)	Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

i.	an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

ii.	the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.	the Committee retains all records relating to any Concerns reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.